UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 2004

Barclays PLC and
Barclays Bank PLC

(Names of Registrants)

54 Lombard Street
London EC3P 3AH
England
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

SIGNATURES
Notification of directors' interests: Companies Act 1985 s.329 - 2 January 2004
Notification of directors' interests: Companies Act 1985 s.329 - 8 January 2004

Signatures

Notification of directors’ interests: Companies Act 1985 s.329 — 2 January 2004
Notification of directors’ interests: Companies Act 1985 s.329 — 8 January 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC (Registrant)

Date: February 12, 2004	By: /s/ Simon Pordage

Simon Pordage
Head of Board Support

BARCLAYS BANK PLC (Registrant)

Date: February 12, 2004	By: /s/ Simon Pordage

Simon Pordage
Head of Board Support

2 January 2004

Notification of directors’ interests: Companies Act 1985 s.329

The appointment of the following executive directors of Barclays PLC and Barclays Bank PLC became effective on 1 January 2004:

Roger Davis
Gary Hoffman
Naguib Kheraj
David Roberts

Each director has given written notice today to Barclays PLC and Barclays Bank PLC of the following interests in Barclays PLC ordinary shares:

Interests in Barclays PLC ordinary shares including those held under the Barclays Share Incentive Plan and Profit Sharing Scheme

	Beneficial	Non Beneficial

Roger Davis	3,156	—
Gary Hoffman	111,828	—
Naguib Kheraj	2,238	—
David Roberts	62,034	—

Incentive Share Option Plan (ISOP) – the Company’s performance linked share plan

		Target Award	Maximum number over
		Shares under	which potentially	Exercise Price
	Date of Grant	option	exercisable	per Share

		000	000
Roger Davis	12.03.01	80	240	£5.34
	20.03.02	80	240	£5.20
	14.03.03	120	400	£3.26
Gary Hoffman	18.05.00	—	200	£3.90
	12.03.01	100	320	£5.34
	20.03.02	120	400	£5.20
	14.03.03	120	400	£3.26
Naguib Kheraj	12.03.01	80	240	£5.34
	20.03.02	100	320	£5.20
	14.03.03	120	400	£3.26
David Roberts	12.03.01	80	240	£5.34
	20.03.02	120	400	£5.20
	14.03.03	120	400	£3.26

No consideration was paid for the grant of the options. Options are granted at an exercise price per share set at the market price of a Barclays PLC ordinary share at the date of grant.

Executive Share Award Scheme (ESAS) – the Company’s deferred share award plan

	Number at		Nil cost option	Nil cost option
	1st January	Date of Grant	granted at 3rd	held under
	2004 (a)	of options	anniversary (b)	Voluntary ESAS (c)

Roger Davis	555,320	25.02.00	125,984	—
Gary Hoffman	277,052	26.02.99	8,688	14,120
		25.02.00	13,780	—
		25.02.02	—	25,376
Naguib Kheraj	667,342	—	—	—
David Roberts	262,303	26.02.99	5,492	—
		25.02.00	9,452	—

Note:

a)	ESAS is a deferred share award plan in which awards are initially granted in the form of a provisional allocation and do not give rise to any entitlement to the shares. These awards were granted in the years 1999 to 2003, and include mandatory bonus deferrals.

b)	Under ESAS any shares granted as a provisional allocation are normally granted as a nil cost option at the third anniversary. The shares shown under option in this column are already included in the numbers shown in the first column. The shares under option do not include accumulated dividend shares under option as follows: 8,996 shares for Roger Davis; 1,602 shares for Gary Hoffman; 1,062 shares for David Roberts.

c)	Voluntary ESAS is an additional award under ESAS following a director requesting that part of the cash bonus to which he would otherwise become entitled be waived and is granted as a right to acquire shares which will become fully exercisable after five years.

No consideration was paid for the grant of any award.

Save as You Earn Share Option Scheme – the Company’s Inland Revenue approved Sharesave Scheme

			Exercise Price
	Date of Grant	Shares	per Share

Roger Davis	09.09.02	2,714	£3.50
Gary Hoffman	04.09.98	1,008	£3.08
	06.09.99	1,360	£3.56
	06.09.00	324	£3.16
	10.09.01	2,320	£4.11
	08.09.03	724	£3.73
Naguib Kheraj	04.09.98	6,312	£3.08
David Roberts	06.09.99	944	£3.56
	06.09.00	1,068	£3.16
	10.09.01	816	£4.11
	09.09.02	945	£3.50
	08.02.03	853	£3.73

No consideration was paid for the grant of the options. Options are granted at an exercise price per share set at a 20% discount to the market price of a Barclays PLC ordinary share at the date of grant.

Executive Share Option Scheme – one of the Company’s closed share incentive schemes

			Exercise Price
	Date of Grant	Shares	per Share

		000
Gary Hoffman	05.09.97	40	£3.47
Naguib Kheraj	14.08.98	60	£3.97

No consideration was paid for the grant of the options. Options are granted at an exercise price per share set at the market price of a Barclays PLC ordinary share at the date of grant.

In addition, Messrs Davis, Hoffman, Kheraj and Roberts, together with other directors and senior executives of Barclays PLC, have an interest as potential beneficiaries in 82,797,943 shares in Barclays PLC ordinary shares held by the independent trustees of the Barclays Group employees’ benefit trusts. These are discretionary trusts established for the benefit of Barclays Group employees and former employees (and in each case their families) all of whom are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them. No consideration is payable by a potential beneficiary for the acquisition of such an interest under the trusts.

     There are no other details that are required to be disclosed in respect of the appointments under paragraphs 6.F.2 (b) — (g) and 16.4 of the Listing Rules of the UK Listing Authority.

Service Contracts

Key terms of the service contracts for Mr Kheraj, Mr Davis, Mr Roberts, Mr Hoffman and for John Varley, an existing Director who became Deputy Group Chief Executive on 1 January 2004, are set out below:

Salary

Mr Varley receives a basic salary of £700,000 per annum. The four new executive directors referred to above receive a basic salary of £500,000 per annum.

Performance related bonus

Discretionary, dependent on both Group economic profit and individual performance.

Notice period

The service contracts of the above directors provide for a notice period of 12 months from the company or a notice period of 6 months from the individual.

Severance arrangements

On termination, the service contracts of the above directors provide for pro-rated phased payments of their notice entitlement with an explicit duty on the individual to mitigate their loss.

The service contracts for all executive directors of Barclays PLC and Barclays Bank PLC are available for inspection during normal business hours at the Group’s head office: 54 Lombard Street, London EC3P 3AH.

8 January 2004

Notification of directors’ interests: Companies Act 1985 s.329

The trustee of the Barclays Group Share Incentive Plan (“the SIP”) informed the Company on 7 January 2004 that on 7 January 2004 it had purchased, and now held as bare trustee under the SIP, the following ordinary shares in the capital of Barclays PLC for the following directors at a price of 516.75p per share:

Director	Number of Shares
Mr G A Hoffman	24
Mr C J Lendrum	24
Mr D L Roberts	24
Mr J S Varley	24

The revised total shareholding for each director following these transactions, is as follows:

Director	Beneficial Holding	Non Beneficial Holding
Mr G A Hoffman	126,468	—
Mr C J Lendrum	224,480	—
Mr D L Roberts	62,058	—
Mr J S Varley	303,759	—

Further to the announcement on 2 January 2004 of the details relating to the appointment of Mr G A Hoffman as a director with effect from 1 January 2004 Mr G A Hoffman has notified the Company of a further interest in 7,616 Barclays shares. The share interest notified on 2 January 2004 was 111,828 and the revised shareholding including the SIP purchase on 7 January 2004 and the further 7,616 shares is therefore 126,468.

In addition to the interests shown above, the trustees of all the Barclays Group employees’ benefit trusts hold a total of 82,797,943 ordinary shares in Barclays PLC. Mr G A Hoffman, Mr C J Lendrum, Mr D L Roberts and Mr J S Varley, directors of Barclays PLC, together with other directors and senior executives, are amongst the potential beneficiaries under these trusts and are therefore regarded for Companies Act purposes as being interested in the Barclays PLC ordinary shares held in them.